UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
            WASHINGTON, DC 20549
               SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)

            ARKANSAS BEST CORP
             (Name of Issuer)


             COMMON STOCK
     (Title of Class of Securities)

             040790107
           (CUSIP Number)

  DKR Management Company Inc.
  1281 East Main Street
  Stamford, Connecticut 06902
  (203) 324-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


           December 31, 2001
(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

 X	Rule 13d-1(b)
  	Rule 13d-1(c)
	Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .


CUSIP No. 065908501

1. Name of Reporting Person I.R.S. Identification Nos.
of Above Persons (entities only)

 DKR Management Company Inc. (
IRS Identification No. 22-3095881)

2. Check the Appropriate Box If A Member Of A Group
3. (See Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting
Person

5. Sole Voting Power

None

6. Shared Voting Power
None

7. Sole Dispositive Power
None

8. Shared Dispositive Power
None

9. Aggregate Amount Beneficially Owned by Each Reporting
Person
None

10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares
	(See Instruction)

11. Percent of Class Represented by Amount in Row 9   0%

12. Type of Reporting Person (See Instructions)     IA


CUSIP No. 065908501

Item 1:	Security and Issuer

1(a) 	Name of Issuer
Arkansas Best Corp

1(b)	Address of Issuer's Principal Executive Offices
3801 Old Greenwood Road
Fort Smith, AR 72903
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:
DKR Management Company Inc.

2(b)	Address of Principal Business Office or, if none,
Residence:

The address of the reporting person is:
1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/Corporation organized
Delaware, USA

2(d)	Title of Class of Security
Common Stock

2(e)	Cusip Number
06590851


Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing is a: or 13d-2(b), the person filing is a:

CUSIP No. 040790107

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
c. Insurance Company as defined in Section 3(a)(19) of the Act,
d. Investment Company registered under Section 8 of the Investment Company Act,
e. Investment Adviser in accordance with Rule 13d-1(b)(1)
(ii)(E),
f. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
g. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7)
h. A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
i. A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership


4(a)	Amount Beneficially Owned
None

4(b)	Percent of Class
0%

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote
None

(ii)	Shared power to vote or to direct the vote
None

(iii) Sole power to dispose or to direct the disposition of
None

(iv) Shared power to dispose or to direct the disposition of
None

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see
Rule 13d-3(d)(1).


Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following 	X

Instruction: Dissolution of a group requires a response to this item.

Item 6:  	Ownership of More than Five percent on Behalf
of Another Person.

Not Applicable

Item 7: 	Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 8:	Identification and Classification of Members
of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable


Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002


____________________________
Signature
Barbara Burger
Senior Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.